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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             AMSERV HEALTHCARE INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    032162109
                                 (CUSIP Number)


     John Parker, P.O. Box 9582, San Diego, California 92169 (619) 274-5815
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1 OF 5
SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSIP NO.    032162109                                         PAGE 2 OF 5 PAGES







- --------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               John Parker                                  SSN ###-##-####


- --------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
     3      SEC USE ONLY


- --------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

              OO
- --------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (d) OR 2(e)                                              [ ]

- --------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
- --------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
           NUMBER OF

            SHARES                    - 0 -

          BENEFICIALLY       ---------------------------------------------------
                                  8  SHARED VOTING POWER
           OWNED BY                    - 0 -

             EACH            ---------------------------------------------------
                                  9  SOLE DISPOSITIVE POWER
           REPORTING
                                       - 0 -
            PERSON           ---------------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
             WITH
                                       - 0 -

- --------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              - 0 -
- --------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

- --------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       - 0 -
- --------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
     14       IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Shares") of AMSERV HEALTHCARE INC., a Delaware corporation (the "Company" or "AMSERV"), with executive offices located at 3252 Holiday Court, #204, La Jolla, California.

ITEM 2.  IDENTITY AND BACKGROUND

         The information set forth in Item 2 of Mr. Parker's Schedule 13D is hereby amended as follows:

         (a) This Schedule 13D is being filed on behalf of John Parker, an individual ("Parker").

         (b) Parker's address is P.O. Box 9582, San Diego, California, 92169.

         (c) Parker's principal occupation is that of private investor.

         (d) Parker has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

         (e) Parker has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Parker is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         There is no change to the information contained in Item 3 of Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         There is no change to the information contained in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Parker is not the beneficial owner of any of the presently outstanding Shares of the Company.

         (b) Parker does not have any power, sole or shared, to vote or direct the vote of any Shares, nor does he have any power, sole or shared, to dispose or direct the disposition of any Shares.

         (c) On August 23, 1996, AMSERV and Star Multi Care Services, Inc., a New York corporation ("Star"), consummated a merger (the "Merger") whereby Star acquired control of AMSERV pursuant to the Agreement and Plan of Merger dated as of February 9, 1996, as amended July 18, 1996 (as amended, the"Merger Agreement"), among Star, AHI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Star ("Merger Sub"), and the Company. Under the Merger Agreement, Merger Sub was merged with and into AMSERV, whereupon the separate existence of Merger Sub ceased and AMSERV became a wholly owned subsidiary of Star. Consummation of the Merger followed approval by the shareholders of AMSERV and Star, which was obtained at shareholder meetings of the two companies held August 23, 1996.

         In connection with the Merger, each outstanding share of AMSERV's common stock, par value $0.01 per share ("AMSERV Common Stock"), was converted into the right to receive 0.4090 shares of Star's common stock, par value $0.001 per share ("Star Common Stock"), representing a ratio of one share of Star Common Stock for each 2.445 shares of AMSERV Common Stock (the "Exchange Ratio"). Each option to purchase AMSERV Common Stock (the "AMSERV Options") was assumed by Star and constitutes an option to acquire, on substantially the same terms and conditions as were applicable under such AMSERV options, shares of Star Common Stock adjusted in accordance with the Exchange Ratio. Upon effectiveness of the Merger, Parker disposed of 240,000 Shares beneficially owned by him.

         (d) Not applicable.

         (e) Parker ceased to be the owner of more than five percent of the Shares upon consummation of the Merger on August 23, 1996.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There is no change to the information set forth in Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information set forth in Item 7 of Parker's Schedule 13D is hereby amended as follows:

         (a) Agreement and Plan of Merger, dated February 9, 1996, as amended July 18, 1996, among Star Multi Care Services, Inc., a New York corporation, AHI Acquisition Corp., a Delaware corporation, and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference to Appendix A to Definitive Proxy Materials on Schedule 14A filed by AMSERV HEALTHCARE INC. on July 23, 1996.







SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         September 3, 1996                             /s/John Parker
- -----------------------------------                    -------------------------
              Date                                             Signature

                                                       John Parker

                                                                     Page 5 of 5
                                  EXHIBIT INDEX


                                                                                        Page

(a)      Agreement and Plan of Merger, dated February 9, 1996, as amended July
         18, 1996, among Star Multi Care Services, Inc., a New York corporation,
         AHI Acquisition Corp., a Delaware corporation, and AMSERV HEALTHCARE
         INC., a Delaware corporation, incorporated herein by reference to
         Appendix A to Definitive Proxy Materials on Schedule 14A filed by
         AMSERV HEALTHCARE INC. on July 23, 1996.                                         -